EXHIBIT 3.5

            Certificate of Amendment of Articles of Incorporation

                            CERTIFICATE OF AMENDMENT OF
                             ARTICLES OF INCORPORATION
                                        OF
                                  LMC CAPITAL CORP.

I, Philip Cassis, certify that:

1. The original articles of LMC Capital Corp. were filed with the Office of the Secretary of State on September 2, 1999.

2. Pursuant to the unanimous written consent of the Board of Directors, the company hereby adopted the following amendments to the Articles of Incorporation of this Corporation:

       Article Four:  Shares of Stock is amended to read as follows:

Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is One Hundred
Million (100,000,000) shares with a par value of one-hundredth of one cent (0.001) designated as Common Stock. The Common
Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences and rights of qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

3. At a Meeting of the company, held on October 13, 2000, the company had 45,000 shares of voting common stock issued and outstanding. By a vote of 17,000 shares of this common stock, in person or by proxy (which represents 37.7% of the total shares), which vote is sufficient for approval, the foregoing amendment to the Articles of Incorporation of this corporation was approved.

Dated this 17th day of October, 2000.


"Philip Cassis"                   "Christopher D. Farber"
Philip Cassis, President           Christopher D. Farber, Secretary